1st Amended and Restated Appendix A
to the
FIRST AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT
BETWEEN
 INVESTMENT MANAGERS SERIES TRUST
AND
PALMER SQUARE CAPITAL MANAGEMENT LLC

Fund (and Class, as applicable)	Annual Operating Expense Limit	Effective Date

Palmer Square Absolute Return Fund
Class A	1.64%	02/01/2015
Class I	1.39%	02/01/2015

Palmer Square Income Plus Fund	0.75%	02/28/2014

Palmer Square Long/Short Credit Fund
Class A	1.75%	11/28/2014
Class I	1.50%	11/28/2014

Palmer Square Ultra-Short Duration Investment Grade Fund	0.50%	10/07/2016

Amended and approved by the Board on September 22, 2016.

Agreed and accepted this 7th day of October, 2016.

INVESTMENT MANAGERS SERIES TRUST		PALMER SQUARE CAPITAL MANAGEMENT LLC

By:	/s/ Rita Dam	By:	/s/ Christopher D. Long

Print Name:	Rita Dam	Print Name:	Christopher D. Long

Title:	Treasurer	Title:	President